IR-MED, INC.
ZHR Industrial Zone
Rosh Pina, Israel

August 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jeffrey Gabor
Ms. Abby Adams

Re: IR-Med, Inc.

Registration Statement on Form S-1

Filed May 7, 2021

File No. 333-255894

Ladies and Gentlemen:

On behalf of IR-Med, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (the “Amendment”) and this letter in response to the comment of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated June 4, 2021. Each response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience, we have incorporated into this response letter.

Registration Statement on Form S-1 filed May 7, 2021 About This Prospectus, page 3

1.	You state on page 3, “This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents.” Investors are entitled to rely on your disclosure. Revise the document to disclose the material terms of these documents and eliminate this inappropriate disclaimer, and similar disclaimers throughout your document, including that on page 7.

RESPONSE: As reflected in the Amendment, the qualifiers have been removed and the material terms of the referred to documents have been disclosed.

Prospectus, page 4

2.	On page 4 you state that of the 37,973,724 shares being offered by the selling security holders, 28,645,395 are currently issued and outstanding. You note on page 13 that you issued warrants exercisable for 9,328,329 shares in your 2020 private placement. You list 9,484,569 shares underlying options in the selling stockholders table, which, by our calculation, totals more than the number of shares being registered. Please clarify.

RESPONSE: We inadvertently and incorrectly reflected the warrant shares to two of the investors. As reflected in the Amendment ( the Selling Stockholders Section) we have corrected the incorrect entries and the aggregate number of shares issuable upon exercise of the warrants is 9,328,329.

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Prospectus Summary, page 5

3.	As your medical devices must receive FDA clearance before you are able to commercialize them, and your products are not yet marketable, revise to clarify references to your product candidates as “compelling solutions to currently unmet medical needs.” Further clarify the niche nature of your product candidates in light of your disclosure on pages 60-61 that you expect each of your product candidates, if successfully developed, to have direct competition.

RESPONSE: As reflected in the Amendment, we have removed the terminology referring to our product candidates as “compelling solutions to currently unmet medical needs.” As reflected in the Amendment, we have also clarified the niche nature of our products candidates.

4.	At the bottom of page 5, you briefly reference the “appropriate approvals” needed before you will be able to market your product candidates. Revise to briefly explain those approvals and cross-reference a more detailed explanation in the prospectus.

RESPONSE: As reflected in the Amendment, we have revised the disclosures in the appropriate sections to comply with the Staff’s guidance.

5.	Revise the summary to disclose at what stage you are in the development of each of your potential products. For example, on page 55, you state that you are “currently in advanced prototype phase of development” for your PressureSafe device. As you began testing your device in 2018, clarify what you mean by “advanced prototype phase” and explain what further development you plan to undertake prior to conducting additional clinical trials. Briefly explain this information in the summary with additional detail in the business section.

RESPONSE: as reflected in the Amendment, we have revised the disclosures to conform to the Staff’s guidance.

6.	Risk Factors

We depend on licenses from third parties for certain technologies that we integrate into our planned products, page 25

Please provide a summary of the material terms of your license agreements in the Business section and file the agreements as exhibits or tell us why you do not believe it is required.

RESPONSE: The Company does not currently utilize, nor does it anticipate so in the future, any third party technology or intellectual property rights in its current product candidates or the disposables accompanying the PressureSafe device, as only open source software is utilized. Accordingly, as reflected in the Amendment, we have deleted this risk factor.

7.	Risks Related to the Ownership of Our Common Stock, page 32

Revise the risk factor on page 35 regarding undiscovered liabilities to further clarify how this problem arises from the acquisition transaction.

RESPONSE: We have revised the risk factor to further clarify that the Company, through the Acquisition, has assumed the liabilities of IR-Med Ltd.

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8.	We note that your forum selection provision in Article XI of the amended charter identifies the Eighth Judicial District Court of Clark County, Nevada as the sole and exclusive forum for certain litigation, including any “derivative action.” Revise to clearly and prominently describe the provision in an appropriate section of the prospectus, and also revise this section to address the associated risks. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Finally, please be certain your risk factor disclosure includes the risks that your exclusive forum provision may result in increased costs for investors to bring a claim and that the provision can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

RESPONSE: As reflected in the Amendment and the Exhibits thereto, the Company filed a Certificate of Amendment with the Secretary of State of the State of Nevada amending and restating its Articles of Incorporation (the “Articles”), with the amended and restated Articles being included as an exhibit to Amendment. Based on the Staff’s input, the principal reason for the amendment and restatement of the Articles was to ensure that the exclusive forum provision set forth in Article XI of the Articles is clearly written so as to be inapplicable to any action brought under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. Accordingly, the Amendment updates Item 16 of the Registration Statement to include the amended and restated Articles with the updated forum selection clause, which the Company believes addresses the Staff’s comment.

Business Overview Page 50

9.	You cite to reports for statistical information regarding your industry. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Refer to Release No. 34-42728 for further guidance regarding the use of hyperlinks in your document.

RESPONSE: As reflected in the Amendment, we have removed the website reference links.

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10.	Revise this section to provide further information describing your devices under development. For example, clarify what type of disposables they require to function. We note disposables addressed in the discussion of revenue generation on page 61.

RESPONSE: As reflected in the Amendment, we have made the appropriate disclosures to comply with the Staff’s guidance.

Intellectual Property, page 60

11.	Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection for each product candidate, the expiration year of each patent held, and the jurisdiction of each patent or application. Please clearly distinguish between owned patents and patents licensed from third parties. We note the risk factor on page 25 regarding your reliance on licensed technology.

RESPONSE: As reflected in the Amendment, we have revised the disclosures to comply with the Staff’s comments. As noted earlier, the Company’s product candidates do not currently utilize or incorporate any licensed technologies.

Facilities, page 62

12.	We note your lease more than doubled, retroactive to January 2021. File the lease agreement as an exhibit pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K

RESPONSE: IR. Med Ltd. entered into a lease with an entity controlled by two of our directors for use of shared office space facilities in Rosh Pina Israel. During 2020, commencing in February 2020, IR Med Ltd paid the equivalent of approximately $1,300 per month. With the growth of the research and development activities in 2020, IR. Med Ltd. acquired additional office services to support its growth and, hence, the consequent increase in lease payments to the equivalent of approximately $3,115 per month. A translation of the Office lease has been attached as an Exhibit to the Amendment.

Employees & Consultants, page 67

13.	Revise to quantify your full-time and part-time employees. Clarify whether the individuals disclosed here include the five consultants disclosed on page 60. Refer to Item 101(h)(4)(xii) of Regulation S-K.

RESPONSE: As reflected in the Amendment, IR. Med Ltd currently engages, on a full time basis, four employees and one service providers and, on a part-time basis, two employees and seven service providers for a total of 14 employees and service providers as of August 2021.

Security Ownership of Certain Beneficial Owners and Management, page 86

14.	We note that Mr. Bashan is the controlling shareholder of Med2BWell, Ltd, which beneficially owns 13.33% of the company’s shares, yet the table does not list him as a director individually or reflect any shares beneficially owned by him. Similarly, we note that Mr. Levy is a director and also a selling shareholder, yet he is only listed in the footnote as a control person related to the holdings of Liat Electronics Ltd., and his beneficial ownership as a director is not reported. Revise this table to disclose the beneficial ownership of each officer and director, as required by Item 403(b) of Regulation S-K, following Instruction 2 to Item 403 in determining beneficial ownership.

RESPONSE: As reflected in the Amendment, we have revised the table and the accompanying shareholdings to comply with the Staff comments and consistent with Item 430(b) of Regulation S-K. Please note that David Levy is a director of the Company’s subsidiary.

We hope that the above responses address the Staff’s concerns. Please do not hesitate to contact me or our attorney David Aboudi, Esq. if we can further assist.

Sincerely,

/s/ Sharon Levkoviz
Sharon Levkoviz
Chief Financial Officer

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